

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 23, 2007

By Facsimile and U.S. Mail

William B. Timmerman
Chief Executive Officer
SCANA Corporation
1426 Main Street
Columbia, South Carolina 29201

> **Re:** **SCANA Corporation**
> **South Carolina Electric & Gas Company**
> **Form 10-K fiscal year end December 31, 2006**
> **Filed March 1, 2007**
> **File Nos. 001-08809 and 001-03375**

Dear Mr. Timmerman:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief